SUB-ITEM 77I:

Class T Shares are offered by the Allegiant Ohio Municipal Money Market Fund, Pennsylvania Tax Exempt Money Market Fund and Tax Exempt Money Market Fund. Class T Shares may be purchased through select financial institutions. Class T Shares have no sales charge, have shareholder servicing fees up to 0.10% of net assets and no minimum initial investment.